Colonial Utilities Fund (Fund)

(a) Not applicable
(b) Not applicable
(c) Not applicable
(d) Not applicable
(e) Not applicable
(f) Not applicable
(g) Pursuant to the Board of Trustees' approval, Colonial Utilities Fund has changed it's investment strategy. The Fund has changed from investing up to 80% of its assets in the securities of U.S. utilities companies with the remaining 20% of the Fund's assets invested in non-utilities related companies, to the Fund investing at least 65% of its assets in securities of utilities companies and up to 35% of the Fund's assets may be invested in equity securities of non-utilities related companies. In addition the Fund may invest up to 20% of its assets in foreign utilities company securities.